Exhibit 99.1

CollPlant Presents its rhCollagen-based BioInks for 3D Bioprinting of Tissues and Organs at TERMIS Annual Meeting in Rhodes, Greece

Rehovot, May 28, 2019, CollPlant (NASDAQ:CLGN), a regenerative medicine company, today announced that Dr. Nadav Orr, the Company’s Vice President for R&D, presented the utilization of CollPlant’s recombinant human collagen (rhCollagen) in the field of 3D Bioprinting tissues and organs at the Annual Meeting of the Tissue Engineering and Regenerative Medicine International Society (TERMIS) European Union Chapter in Rhodes, Greece on Monday, May 27, 2019.

At the session dedicated to bioartificial organs, Dr. Orr demonstrated the unique properties of CollPlant’s BioInks which are formulated and optimized for 3D Bioprinting of tissues and organs. The presentation is titled, “Recombinant Human Type I Collagen Compositions for 3D-Bioprinting of Tissues and Organs”.

“Our BioInk compositions are ideal for use in 3D Bioprinting and we believe they are superior to compositions formulated with other types of collagens. This superiority is a derivative of the unique properties of our rhCollagen, which is an ideal building block for scaffolds used in regenerative medicine” stated CollPlant CEO, Yehiel Tal. “TERMIS is the most prominent organization in the field of tissue engineering and regenerative medicine globally, and we were pleased to present to, and meet with, the key players in this emerging field poised to transform healthcare.”

About TERMIS-EU 2019

The TERMIS-EU 2019 meeting is being held from the 27th to the 31st of May 2019 in Rhodes, Greece. The theme of the meeting is ‘Tissue Engineering Therapies: From concept to clinical translation and commercialization’. The meeting is highly important to scientists, clinicians and industries interested in tissue engineering and regenerative medicine therapies that aspire to revolutionize healthcare with their reparative capacity.

About CollPlant

CollPlant is a regenerative medicine company focused on 3D bioprinting of tissues and organs, medical aesthetics, and on developing and commercializing tissue repair products for orthobiologics, and advanced wound care markets. Our products are based on our rhCollagen (recombinant human collagen) that is produced with CollPlant’s proprietary plant based genetic engineering technology.

Our products address indications for the diverse fields of organ and tissue repair, and are ushering in a new era in regenerative medicine. Our flagship rhCollagen BioInk product line is ideal for 3D bioprinting of tissues and organs. We recently entered into a licensing agreement with United Therapeutics, whereby United Therapeutics is using CollPlant’s BioInks in the manufacture of 3D bioprinted lungs for transplant in humans. CollPlant’s unique Vergenix line of rhCollagen products includes a soft tissue repair matrix for treating tendinopathy and a wound repair matrix to promote a rapid optimal healing of acute and chronic wounds.

For more information about CollPlant, visit http://www.collplant.com

Safe Harbor Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to CollPlant’s objectives plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that CollPlant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s history of significant losses, its ability to continue as a going concern, and its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all; the Company’s expectations regarding the timing and cost of commencing clinical trials with respect to tissues and organs which are based on its rhCollagen based BioInk, dermal fillers for aesthetics, VergenixSTR, and VergenixFG; the Company’s ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to rhCollagen based BioInk, dermal fillers for aesthetics, VergenixSTR, and VergenixFG including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the Company’s rhCollagen based BioInk, dermal fillers for aesthetics, VergenixSTR, and VergenixFG; the Company’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third party distributors and resellers; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations; the Company’s reliance on third parties to conduct some or all aspects of its product manufacturing; the scope of protection the Company is able to establish and maintain for intellectual property rights and the Company’s ability to operate its business without infringing the intellectual property rights of others; the overall global economic environment; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; changes in the Company’s strategy; and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting CollPlant is contained under the heading “Risk Factors” included in CollPlant’s most recent annual report on Form 20-F filed with the SEC, and in other filings that CollPlant has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant’s current views with respect to future events, and CollPlant does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact at CollPlant:

Eran Rotem
Deputy CEO & CFO
Tel: + 972-73-2325600- 0
Email: Eran@collplant.com